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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151207
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
                  (Name, address and telephone number of person
                        authorized to receive notices and
                  communications on behalf of the person filing statement)


                                    Copy to:
                              George A. Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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THE FOLLOWING MESSAGE WAS MADE AVAILABLE TO PECHINEY EMPLOYEES ON OCTOBER 1,
2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.


                        ALCAN'S TENDER OFFER FOR PECHINEY
                            NEW PROVISIONAL CALENDAR

MONDAY SEPTEMBER 29, 2003

     1. Decision by the French Conseil des Marches Financiers on the admissibility (recevabilite) of Alcan's proposed tender offer, as modified on September 12, 2003.

     2. Decision by the European competition authorities (European Commission) on Alcan's proposed tender offer.

     3. Decision by the US competition authorities (US Department of Justice) on Alcan's proposed tender offer.

THURSDAY OCTOBER 2, 2003 -- FRIDAY OCTOBER 3, 2003

     4. Visa from the French Commission des operations de bourse in respect of Alcan's French prospectus (and approval of the equivalent US documents by the US Securities and Exchange Commission).

MONDAY OCTOBER 6, 2003 -- TUESDAY OCTOBER 7, 2003

     5. Publication of Alcan's French prospectus in a daily economic and financial journal with national distribution (and the beginning of the distribution of Alcan's US documents to holders of ADSs listed on the New York Stock Exchange and US shareholders).

     6. Opening of the tender offer on the Paris Stock Exchange (and simultaneous opening on the New York Stock Exchange for the ADSs).


WEDNESDAY OCTOBER 8, 2003

     7. Meeting of the Pechiney Group Workers Committee and a hearing of an Alcan representative by the Workers Committee.

     8. Meeting of the Pechiney Board of Directors to decide on the proposed tender offer by Alcan.

THURSDAY OCTOBER 9, 2003 -- TUESDAY OCTOBER 14, 2003

     9.   Pechiney press release.

     10. Filing with the French Commission des operations de bourse of Pechiney's formal response document, filing of the equivalent US document with the US Securities and Exchange Commission and the beginning of the distribution of the equivalent US document to holders of ADSs and US shareholders.

     11. Visa from the French Commission des operations de bourse in respect of Pechiney's formal response document (and comments, if any, from the US Securities and Exchange Commission on the equivalent US document).

THURSDAY OCTOBER 16, 2003

     12. Publication of Pechiney's formal response document in a daily economic and financial journal with national distribution.

     13. Setting, by the French Conseil des Marches Financiers, of a complete calendar for the realization of the Alcan tender offer on the Paris Stock Exchange (closing date, date for the publication of results), in coordination with the US Securities and Exchange Commission.

THURSDAY NOVEMBER 13, 2003

     14. Last date for Alcan to increase its offer, as well as for the filing of any competing offer by a third party.

MONDAY NOVEMBER 17, 2003

     15. Publication of the reference value of an Alcan share chosen for purposes of the offer, and the possible election to replace all or part of this share consideration by cash.

THURSDAY NOVEMBER 20, 2003

     16. Closing of the Alcan tender offer on the Paris Stock Exchange (and simultaneous closing on the New York Stock Exchange).